Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2008

Mr. Qiong Hua Gao
Chief Financial Officer (Principal Financial Officer)
China Shenghuo Pharmaceutical Holdings Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China 650217

> **Re: China Shenghuo Pharmaceutical Holdings Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 22, 2008**
> **File No. 001-33537**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 8-K

1.   Please amend your filing to describe in further detail the information provided by your independent accountant. Refer to Item 4.02(b) of the General Instructions to Form 8-K.

2.   Please revise your disclosure to specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions and disclosures regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, particularly in light of the restatement issue that you have described in this 8-K.

3.   Similarly, please revise your disclosure to specify whether you have reconsidered, in accordance with Item 308(T) of Regulation S-K, the adequacy of your previous assertions and disclosures regarding internal controls over financial reporting, for the year ended December 31, 2007, particularly in light of the restatement issue that you have described in this 8-K.

4.   We note that you intend to file restated financial statements. Please provide us with an estimated time-frame as to when you intend to file the Forms 10-QSB/A for the periods ended June 30, 2007, September 30, 2007, the Form 10-KSB/A for the year ended December 31, 2007, and the Form 10-Q for the period ended March 31, 2008.

5.   Upon amending your filing, please include, as an Exhibit, an updated letter from your accountants, Hansen, Barnett & Maxwell, P.C. Please ensure that your former accountants date their letter. Refer to General Instructions to Form 8-K, Item 4.02(c.)

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant